EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2014, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2014	2013	2012	2011	2010

Earnings:
Income before taxes	$386,368	$401,162	$329,693	$319,587	$247,547
Add:
Fixed charges	286,501	257,398	254,161	268,940	313,161
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Total earnings	$672,869	$658,560	$583,854	$588,527	$560,708

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$286,428	$257,322	$254,073	$268,834	$313,032
Interest capitalized	—	—	—	—	—
Estimate of the interest component of rental expense	73	76	88	106	129
Total fixed charges	$286,501	$257,398	$254,161	$268,940	$313,161

Ratio of earnings to fixed charges	2.35	2.56	2.30	2.19	1.79